EXHIBIT 99.B



VIA FEDERAL EXPRESS
-------------------

April 18, 2000

Ms. Dorothy Wideman
Executive Secretary
Michigan Public Service Commission
6546 Mercantile Way
P.O. Box 30221
Lansing, Michigan 48909

RE:   Case No. U-12224
      (Global Certification for Foreign Utility Investment)

Dear Ms. Wideman:

The purpose of this letter is to provide notice to the Michigan Public Service Commission (the "Commission") that CMS Energy Corporation ("CMS Energy"), through its affiliate CMS Generation Co. and various companies owned by CMS Generation Co., has made an equity investment of approximately $74 million in the construction of the Taweelah 2 Generation/Desalination Plant ("Taweelah 2") which is located in the City of Abu Dhabi in the United Arab Emirates. CMS Energy has a 40 percent ownership interest in Taweelah 2. The remaining 60 percent of Taweelah 2 is owned by Emirates Power Company, a wholly-owned subsidiary of the Abu Dhabi Water and Electricity Authority. It is expected that commercial operation of a portion of the plant will commence within sixty days.

This notice is provided pursuant to the Commission's ex parte Order issued on December 16, 1999 in Case No. U-12224 (the "Order") that allows CMS Energy to make up to $600 million in foreign utility investments in 2000. The Order requires CMS Energy to provide written notice to the Commission when it and its affiliates have cumulatively invested another $50 million or more in foreign utility investments. Such notice shall be provided within 30 days of the investment.

Should you have any questions regarding the above referenced investment or this notice, please do not hesitate to contact me at (313) 436-9605.

                                         Very truly yours,

                                         /s/Robert C. Shrosbree

                                         Robert C. Shrosbree